Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Chinos Holdings, Inc.:

We consent to the use of our report dated July 18, 2019, with respect to the consolidated balance sheets of Chinos Holdings, Inc. as of February 2, 2019 and February 3, 2018, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the years in the three-year period ended February 2, 2019 and the related notes and financial statement schedule II – Valuation and Qualifying Accounts, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

January 17, 2020